November 17, 2021

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

Washington, DC 20549

ATTN:	Mr. Howard Efron
Ms. Kristina Marrone
Mr. Ronald E. Alper
Mr. James Lopez

Re:	Bear Village, Inc.
Request for Qualification
Amendment No. 11 Comments Dated November 4, 2021
File No. 024-11359

Dear Ladies and Gentlemen:

Bear Village, Inc. is submitting this correspondence in response to your comments on Amendment No. 11 to the Form 1-A Offering Statement. Bear Village, Inc. does not believe your comment 1 applies to the facts and circumstances of the offering and does not believe an amendment is appropriate.

Your Comment 1 states:

“Please refer to comment 1 of our letter dated July 26, 2021. Given you do not own the properties/projects and may raise only the minimum without "traditional construction loans" in place as described in the risk factor on page 10, please revise to substantially reduce the highly promotional and detailed statements on pages 21-33, including photos and disclosure that present properties and associated revenue streams as if they currently exist. Include prominent qualifying language indicating that there is no assurance you will raise the necessary funds or be able to develop the properties.”

Your Comment 1 from July 26, 2021 states:

“We note the revised disclosure that business has been suspended as you await the outcome of the Form 1-A. Please revise Risk Factors and the description of your properties beginning on page 24 to clarify your planned operations assuming you raise "the minimum" and you are unable to raise the significant amounts necessary from "short term financing," "financing from condominiums," and "financing from traditional construction financing." What is the basis for assuming a company with no operations will be able to obtain over $90 million of such financing? Which property would you focus on if you raise only an amount sufficient for one property? What will you do if you are unable to raise an amount sufficient for one property? We refer you to comment 3 from our letter dated June 11, 2021. Please also clarify what you mean by “minimum” given the disclosure on the cover page that there is no minimum.”

Bear Village’s response as part of Amendment 9 was:

“Bear Village has placed a minimum raise amount of $1,000,000 which matches the minimum column on the Use of Proceeds table on page 16. We have also modified the risk factors to address the minimum raise amount along with explanations of the balance between schedule, the total amount of the raise from this offering and the amount of traditional construction financing to be obtained. These modifications can be found on Page 4, 10, 14, 16 (footnote), and 24.

With respect to the $90 million of construction financing, we could not find that reference. As explained in the modifications, at the minimum raise amount Bear Village would proceed with the Tennessee project first, focusing on the sale of condominiums first which will provide part of the working capital for the remainder of the project which is supplemented by traditional construction financing. Under the minimum raise the traditional construction financing necessary will be $28,328,000. These funds will be drawn on based on construction milestones.”

The SEC Form 1-A – Regulation General Instructions, Item 7 – Description of Business requires a narrative description of the business which includes a description of the “business done and intended to be done by the issuer…and the general development of the business during the past three years.”

As previously stated, and clarified in the offering statement and the financials, Bear Village made an earnest deposit to acquire the properties. The materials referred to as “promotional” illustrate that Bear Village has completed certain preliminary engineering and market analysis that an investor may desire to evaluate the quality of the project. Bear Village is also of the opinion that the projects are presented not as if they already exist but as a discussion point that became necessary once a minimum offering amount was added to show the Issuer has a multi-plan ability to move forward based upon the success of the offering.

With respect to the final sentence of Comment 1 and Comment 2, Bear Village has submitted Amendment 12. Bear Village has added prominent qualifying language in the Offering Summary prior to the Table of Contents. The signatures are dated.

You may contact me at 215-962-9378 if you have questions regarding the responses to your comments on the financial statements and related matters. We respectfully request an expedited review of this comment.

Sincerely, /s/ Donald Keer